Exhibit 99.0

DiVall Insured Income Properties 2, L.P

QUARTERLY NEWS

A publication of The Provo Group, Inc.	FOURTH QUARTER 2006

TOTAL 2006 OPERATING CASH FLOW DISTRIBUTIONS 13% HIGHER THAN ORIGINAL PROJECTIONS…

Good news—We projected total distributions of $975,000 ($21.07 per unit) from cash flow for the first three quarters of 2006, but actual distributions were $1.1 million ($23.77 per unit). The Fourth Quarter distribution is $8 per unit rather than the $7.56 per unit we estimated in the Third Quarter Newsletter. This is 14% more than we originally projected in the 2006 budget. The increased cash flow distributions for 2006 are primarily due to the renewal of the Blockbuster Video store in Ogden, Utah.

STABLE PERFORMANCE PROJECTED FOR 2007…

Stability—All of the properties owned by the Partnership, with the exception of the Park Forest, IL property (Popeye’s; see Property Highlights on page 2), appear to be stable and tenant performance in 2007 is projected to be generally satisfactory. Distributions from 2007 operating cash flows are estimated to total approximately $28 per unit, for an annualized operating return slightly under 7% (based on the $405 per unit Net Asset Value as of December 31, 2006). These distributions will be adjusted upward for any 2007 collections from Popeye’s.

POTENTIAL PROPERTY SALE…

Sale—Although a property was not sold in 2006 as originally anticipated in last year’s Fourth Quarter newsletter; we are planning to sell a Phoenix, AZ property in 2007 (see Property Highlights on page 2). Although at this point there is no assurance of a completed sale, net sale proceeds could approximate $32 per unit.

DISTRIBUTION HIGHLIGHTS
• $370,000 distributed for the Fourth Quarter of 2006 which is approximately $45,000 higher than originally projected.	• Quarterly distributions from 2006 operating cash flows total $1,470,000, which is $170,000 ($3.67 per unit) higher than originally projected.

•      The Fourth Quarter distribution is approximately $8
per unit. The annualized “operating return” for the total 2006 cash flow distributions was about 7.7%, based on the Net Asset Value (“NAV”) of $410 per unit as of December 31, 2005.

•      $1,380 to $1,231 range of cumulative distributions per unit from the first unit sold to the last unit sold before the initial offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

In December, we engaged the public accounting firm of McGladrey and Pullen, LLP (“M&P”) to perform the 2006 audit and 2007 interim quarterly reviews. A majority of the partners of Altshculer, Melvoin and Glasser LLP (“AM&G”), our previous accounting firm, became partners of M&P in November of 2006 and therefore the client-auditor relationship between the Partnership and AM&G ceased. The Partnership separately engaged M&P affiliate, RSM McGladrey, Inc., to provide tax consultation and return preparation services related to 2006.

SEE INSIDE
Property Highlights	2
Answers to Frequently Asked Questions	2
Investor Relations Contact Information	2

PAGE 2	DIVALL 2 QUARTERLY NEWS	4 Q 06

PROPERTY HIGHLIGHTS

DEFAULTED TENANT

Park Forest, IL (operates as a Popeye’s restaurant): The tenant was delinquent on December 31, 2006 in the amount of $22,390. As stated in previous newsletters, the Partnership has defaulted Popeye’s and has filed for possession of the property in the Cook County Courts. Monthly rent and escrow payments totaling approximately $34,000 were received from the tenant during the Fourth Quarter. Popeye’s remains liable for rent and property tax obligations through the remainder of its lease (expiration is 12/31/2009).

PROPERTY HELD FOR SALE

Phoenix, Arizona (operates as Sunrise Preschool): A sales contract was executed in early January of 2007 for the sale of the property at a sales price of $1.6 million. Closing is anticipated to be during the summer of 2007 and total commissions of 6% are expected to be paid from the sale proceeds.

ANSWERS TO FREQUENTLY ASKED QUESTIONS:

•	When can I expect my next quarterly distribution mailing?

Your distribution check and correspondence for the First Quarter of 2007 is scheduled to be mailed on May 15, 2007. It is important to cash all distribution checks in a timely manner.

•	When can I expect the December 31, 2006 Net Asset Value (NAV)?

The Net Asset Value letter from the General Partner is scheduled to be mailed in February of 2007.

•	When can I expect to receive my 2006 Schedule K-1?

According to IRS regulations we are not required to mail K-1’s until April 15th. The 2006 K-1’s are scheduled to be mailed out by mid- March of 2007.

•	When can I expect to receive my 2006 Annual Form 10-K Report?

Your Annual Report is scheduled to be mailed in May of 2007.

•	When will I receive my reissue check(s) for outstanding check(s) issued prior to November 15, 2006?

All reissue checks were issued from our new Bank of the West distribution account and were mailed in either late December of 2006 or early January of 2007.

•	What should I do with my original uncashed distribution check(s) issued from Comerica Bank?

Destroy all checks dated prior to November 15, 2006. (Do not attempt to cash any old outstanding check(s) as the Comerica Bank account has been closed.)

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations (see contact information below), a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations via the contact information listed below.

INVESTOR RELATIONS CONTACT INFORMATION:

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2006

	PROJECTED	ACTUAL	VARIANCE
	4TH QUARTER 12/31/2006	4TH QUARTER 12/31/2006	BETTER (WORSE)
OPERATING REVENUES
Rental income	$622,713	$659,932	$37,219
Interest income	4,800	8,123	3,323
Other income	0	5,986	5,986

TOTAL OPERATING REVENUES	$627,513	$674,041	$46,528

OPERATING EXPENSES
Insurance	$9,768	$12,056	($2,288)
Management fees	54,849	54,932	(83)
Overhead allowance	4,425	4,442	(17)
Advisory Board	3,500	2,625	875
Administrative	6,848	4,905	1,943
Professional services	14,920	16,795	(1,875)
Auditing	16,500	18,950	(2,450)
Legal	9,000	14,228	(5,228)
Property Expenses	8,225	3,194	5,031

TOTAL OPERATING EXPENSES	$128,035	$132,127	$(4,092)

INVESTIGATION AND RESTORATION EXPENSES	$0	$124	$(124)

NON-OPERATING EXPENSES
Depreciation	62,292	55,862	6,430
Amortization	3,198	4,296	(1,098)
Settlement Expense	0	0	0

TOTAL NON-OPERATING EXPENSES	$65,490	$60,158	$5,332

TOTAL EXPENSES	$193,525	$192,409	$1,116

NET INCOME	$433,987	$481,632	$47,645

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	65,490	60,158	(5,332)
Recovery of amounts previously written off	0	(3,107)	(3,107)
(Increase) Decrease in current assets	(264,845)	(282,239)	(17,394)
Increase (Decrease) in current liabilities	10,330	16,836	6,506
(Increase) Decrease in cash reserved for payables	(12,066)	(18,762)	(6,696)
Current cash flows advanced from (reserved for) future distributions	97,000	117,186	20,186

Net Cash Provided From Operating Activities	$329,896	$371,703	$41,807

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	(3,600)	(5,025)	(1,425)
Building improvements	0	0	0
Recovery of amounts previously written off	0	3,107	3,107

Net Cash (Used In) From Investing And Financing Activities	$(3,600)	$(1,918)	$1,682

Total Cash Flow For Quarter	$326,296	$369,785	$43,489
Cash Balance Beginning of Period	616,838	724,231	107,393
Less 3rd quarter distributions paid 11/06	(325,000)	(370,000)	(45,000)
Change in cash reserved for payables or future distributions	(86,670)	(98,424)	(11,754)

Cash Balance End of Period	$531,464	$625,592	$94,128
Cash reserved for 4th quarter 2006 L.P. distributions	(325,000)	(370,000)	(45,000)
Cash reserved for payment of accrued expenses	(76,233)	(117,605)	(41,372)
Cash advanced from (reserved for) future distributions	0	(4,814)	(4,814)

Unrestricted Cash Balance End of Period	$130,232	$133,173	$2,941

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$325,000	$370,000	$45,000
Mailing Date	02/15/2007	(enclosed )	—

*	Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR	DIVALL INSURED INCOME PROPERTIES 2 LP
DISCUSSION PURPOSES	2007 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF DECEMBER 31, 2006

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE'S	COLUMBUS, OH	1,059,465	135,780	12.82%		84,500	29,849	0	0.00%	1,143,965	135,780	11.87%
BLOCKBUSTER	OGDEN, UT	646,425	108,000	16.71%						646,425	108,000	16.71%
DENNY'S (2)	PHOENIX, AZ	972,726	65,000	6.68%		183,239	0	0	0.00%	1,155,965	65,000	5.62%
CHINESE SUPER BUFFET	PHOENIX, AZ	865,900	66,000	7.62%		221,237	0	0	0.00%	1,087,137	66,000	6.07%
DAYTONA'S All SPORTS CAFÉ	DES MOINES, IA	845,000	72,000	8.52%		52,813	0	0	0.00%	897,813	72,000	8.02%
KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only operating property and equipment held by the Partnership as of December 31, 2006.
2:	The Denny's lease expires as of October 31, 2007. Management anticipates the lease to be renewed, therefore, twelve months of rent are projected.
3:	In June of 2006, Management executed a six-month listing agreement for the sale of the Sunrise Preschool property in Phoenix, AZ.

A sales contract was executed in early January of 2007 for the sale of the property at a sales price of $1,600,000. Closing is expected to be during the summer of 2007. Until closing, the Partnership will receive monthly rent of approximately $11,726 from the tenant. For report purposes, since there is no assurance of a completed sale, the annual base rent shown includes a full twelve months of rent.

PROJECTIONS FOR	DIVALL INSURED INCOME PROPERTIES 2 LP
DISCUSSION PURPOSES	2007 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF DECEMBER 31, 2006

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	TOTAL RECEIPTS	RETURN
POPEYE'S	PARK FOREST, IL	580,938	77,280	13.30%						580,938	77,280	13.30%
SUNRISE PRESCHOOL (3)	PHOENIX, AZ	1,084,503	140,706	12.97%		79,219	33,047	0	0.00%	1,182,735	140,706	11.90%
						19,013	6,710	0	0.00%
PANDA BUFFET	GRAND FORKS, ND	739,375	36,000	4.87%						739,375	36,000	4.87%
WENDY'S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY'S	CHARLESTON, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY'S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY'S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY'S	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY'S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY'S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY'S	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY'S	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY'S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%

PORTFOLIO TOTALS		13,614,751	1,604,546	11.79%		640,021	69,606	0	0.00%	14,254,772	1,604,546	11.26%

Note:

1:	This property summary includes only operating property and equipment held by the Partnership as of December 31, 2006.
2:	The Denny's lease expires as of October 31, 2007. Management anticipates the lease to be renewed, therefore, twelve months of rent are projected.
3:	In June of 2006, Management executed a six-month listing agreement for the sale of the Sunrise Preschool property in Phoenix, AZ.

A sales contract was executed in early January of 2007 for the sale of the property at a sales price of $1,600,000. Closing is expected to be during the summer of 2007. Until closing, the Partnership will receive monthly rent of approximately $11,726 from the tenant. For report purposes, since there is no assurance of a completed sale, the annual base rent shown includes a full twelve months of rent.